SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 11-K

(Mark One)
   [ X ]            ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                For the fiscal year ended February 29, 1996

                                    OR

   [   ]        TRANSITION REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from ________ to ________

                           Commission File Number
                                   1-6699




                Stock Purchase Plan of Robin Hood Multifoods Inc.
                              60 Columbia Way
                         Markham, Ontario L3R 0C9
                     (Full title and address of plan)



                   International Multifoods Corporation
                           33 South 6th Street
                       Minneapolis, Minnesota 55402
  (Name of issuer and address of principal executive offices of issuer)







Independent Auditors' Report
The Savings Committee Stock Purchase Plan of Robin Hood Multifoods Inc.:

We have audited the accompanying statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Inc., as of February 29, 1996 and February 28, 1995, and the related statements of income and changes in plan equity for the years ended February 29, 1996, February 28, 1995 and February 28, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of February 29, 1996 and February 28, 1995, and the income and changes in plan equity for the years ended February 29, 1996, February 28, 1995 and February 28, 1994 in conformity with generally accepted accounting principles.


                                             /s/ KPMG Peat Marwick LLP


Minneapolis, Minnesota
May 8, 1996








Stock Purchase Plan of
Robin Hood Multifoods Inc.

Statements of Financial Condition

February 29, 1996 and February 28, 1995
(Expressed in Canadian Dollars)

                                                1996          1995

Assets
Cash (Overdraft)                            $   (285)     $  1,295

Contributions receivable:
  Employee                                    52,165        52,943
  Employer                                    26,083        26,471
                                              78,248        79,414

Investment in shares of common stock of
International Multifoods Corporation,
at fair market value:
1996 - 5,986 shares; cost $162,800;
1995 - 5,517 shares; cost $140,710           152,986       143,187
                                            $230,949      $223,896



Plan Equity                                 $230,949      $223,896



See accompanying notes to financial statements.



Stock Purchase Plan of
Robin Hood Multifoods Inc.

Statements of Income and Changes in Plan Equity

Years ended February 29, 1996, February 28, 1995 and February 28, 1994 (Expressed in Canadian Dollars)

                                            1996         1995          1994

Investment income:
  Cash dividends                        $ 21,462     $ 28,503    $   22,125
  Interest income                             92          104           262
                                          21,554       28,607        22,387

Increase (decrease) in
  unrealized gain/loss on investment     (12,291)      19,826       (21,672)

Realized gain (loss) on withdrawals
  of common stock (note 3)               (97,364)     104,296      (239,213)

Net investment gain (loss)               (88,101)     152,729      (238,498)

Contributions and deposits:
  Deposits by Members (note 5)           631,224      662,624       687,694
  Contributions by participating
    Employer, net of forfeitures
    on termination (note 5)              308,699      326,465       341,169
  Total contributions and deposits       939,923      989,089     1,028,863

Total increase in plan equity            851,822    1,141,818       790,365

Withdrawals:
  Cash                                     6,550        8,113         7,164
  Distributions in stock                 838,219    1,159,792       855,331
  Total withdrawals                      844,769    1,167,905       862,495

Net increase (decrease)
  in plan equity                           7,053      (26,087)      (72,130)

Balance of plan equity,
  beginning of year                      223,896      249,983       322,113

Balance of plan equity,
  end of year                      $     230,949   $  223,896    $  249,983


See accompanying notes to financial statements.


Stock Purchase Plan of
Robin Hood Multifoods Inc.

Notes to Financial Statements

February 29, 1996, February 28, 1995 and February 28, 1994



1.  Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Transactions in securities are recorded on the transaction date. The investment in common stock of International Multifoods Corporation is stated at fair market value based on published market value.

Robin Hood Multifoods Inc. and its participating subsidiary corporations (the "Employer") pay all administrative costs of the Stock Purchase Plan of Robin Hood Multifoods Inc. (the "Plan").

On or about February 15 of each year, the unit value of the vested units or portions thereof of the Trust Fund credited to each participating employee's ("Member's") account on the date of distribution are distributed in full shares of Common Stock of International Multifoods Corporation ("Multifoods") to the extent possible and the balance, if any, is paid in cash.

Realized gains or losses reflect the difference between fair market values of stock withdrawals by Members and historical cost of the shares on a first-in, first-out basis ("FIFO").


2.  Summary Description of Plan:

The Plan is a voluntary investment plan intended to provide an opportunity for salaried employees of the Employer to become stockholders of Multifoods and to encourage them to invest on a regular basis. A Member may contribute monthly from 2% to 5% of regular salary to the Plan. The Employer contributes an amount equal to 50% of the Member's contribution.

Contributions of a Member, and of the Employer on behalf of the Member, are calculated and maintained in terms of shares of stock. The number of employees participating in the Plan together with the share and the share values of the participants under the Plan at February 29, 1996 and February 28, 1995 were as follows:

                                          1996        1995

Number of employees                        272         280
Number of shares                         5,986       5,517
Net asset value per share:
  At cost                              $40.221     $40.134
  At market                             38.582      40.583




Employees' contributions are fully vested. Employer contributions become fully vested after the employee has been a Member of the Plan for three years, or upon retirement, pre-retirement death or disability, and certain other occurrences. The amounts forfeited by employees who withdraw prior to becoming fully vested are used to reduce subsequent Employer contributions.

Robin Hood Multifoods Inc. may at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions with respect to any one or more participating Employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts will be distributable to the Member or his or her beneficiary.

The corporations represented by the Employer are all Canadian corporations and all Members are Canadian residents. The Plan is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974.


3.  Realized Gains or Losses:

Realized gains or losses resulting from withdrawals and distributions to Members of Multifoods common stock are as follows:

                                                      Multifoods
                                                     Common Stock
1996:
  Aggregate market value/proceeds                     $  838,219
  Aggregate FIFO cost                                    935,583

Realized Loss                                         $  (97,364)

1995:
  Aggregate market value/proceeds                     $1,159,792
  Aggregate FIFO cost                                  1,055,496

Realized Gain                                         $  104,296

1994:
  Aggregate market value/proceeds                     $  855,331
  Aggregate FIFO cost                                  1,094,544

Realized Loss                                         $ (239,213)


4.  Income Taxes:

The Plan is not subject to U.S. or Canadian income taxes. Members are subject to Canadian income tax each year on the amount of Employer contributions to the Plan and income (including a portion of capital gains less capital losses arising and realized after December 31, 1971) from the Trust Fund allocated for the year by the trustee to their accounts, even though Employer contributions are on a contingent basis. Distributions from the Plan will be received by Members free of any further Canadian tax. If amounts are forfeited under the Plan, the Members affected will be entitled to a refund of 15 percent of the amounts contingently allocated to their accounts and previously included in their income for tax purposes.



5.  Contributions and Deposits:

Contributions and deposits for the years ended February 29, 1996, February 28, 1995 and February 28, 1994 are as follows:

Members                                     1996         1995         1994

Robin Hood Multifoods Inc.              $569,937     $576,961     $588,091
Multifoods Inc.                           61,287       80,957       92,702
Gourmet Baker Inc.                            -         4,706        6,901
                                        $631,224     $662,624     $687,694


Employer                                    1996         1995         1994

Robin Hood Multifoods Inc.              $279,432     $283,785     $292,358
Multifoods Inc.                           29,267       40,326       45,360
Gourmet Baker Inc.                             -        2,354        3,451
                                        $308,699     $326,465     $341,169








                                Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      STOCK PURCHASE PLAN OF
                                      ROBIN HOOD MULTIFOODS INC.




May  23, 1996                         By /s/ Allan C. Turner
                                         Allan C. Turner
                                         Member of the Savings Committee




                      Independent Auditors' Consent



The Board of Directors
International Multifoods Corporation:

We consent to incorporation by reference in Registration Statement No. 2-99818 on Form S-8 of International Multifoods Corporation of our report dated May 8, 1996, relating to the statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Inc. as of February 29, 1996 and February 28, 1995, and the related statements of income and changes in plan equity for each of the years in the three-year period ended February 29, 1996, which report appears in the February 29, 1996 Annual Report on Form 11-K of International Multifoods Corporation.

                                             /s/ KPMG Peat Marwick LLP
                                             KPMG Peat Marwick LLP



Minneapolis, Minnesota
May 23, 1996